SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Cecil Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    149841108
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                          James I. Lundy, III, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 8 Pages

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CUSIP No. 149841108                                            Page 2 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles F. Sposato
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF, AF, BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e).                                                      [ ]

     Not applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

                      229,635.4011
                      (includes 20,697 shares held in Mr. Sposato's IRA and
                      presently exercisable  options to acquire 770 shares of
                      common stock)
                 ---------------------------------------------------------------
  NUMBER OF      8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          229,635.4011
                      (includes 20,697  shares held in Mr. Sposato's IRA and
                      presently  exercisable options to acquire 770 shares of
                      common stock)
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     229,635.4011
     (includes 20,697 shares held in Mr. Sposato's IRA and presently exercisable options to acquire 770 shares of common stock)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
     Excludes 34,933 shares held by Cecil Bancorp, Inc. Employee Stock Ownership Plan, and as to which Mr. Sposato is a co-trustee.
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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CUSIP No. 149841108                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Builder's Choice, Inc Profit Sharing Retirement Trust (TIN 52-2123472)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e).                                                      [ ]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
  NUMBER OF      8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------

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CUSIP No. 149841108                                            Page 4 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bay Ace Hardware, Inc. (d/b/a Ace Hardware)  (TIN 52-1218027)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e).                                                      [ ]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
  NUMBER OF      8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH          0
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0%
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 149841108                                            Page 5 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Anthony F. Sposato
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e).                                                      [ ]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

                      0
                 ---------------------------------------------------------------
  NUMBER OF      8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH
  REPORTING      9.   SOLE DISPOSITIVE POWER
 PERSON WITH
                      0
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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CUSIP No. 149841108                                            Page 6 of 8 Pages
--------------------------------------------------------------------------------

         This Amendment No. 3 amends and supplements the Schedule 13 D previously filed by the reporting persons. Information previously furnished remains unchanged except to the extent that information provided herein is inconsistent with previously filed information.

ITEM 1. SECURITY AND ISSUER.

This report relates to the common stock $.01 par value, of Cecil Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 2. IDENTITY AND BACKGROUND

         Charles Sposato, an individual and resident of the State of Maryland, is a citizen of the United States. His business address is 910 West Pulaski Highway, Elkton, Maryland 21921. Mr. Sposato is a private investor, and owns a number of companies and properties engaged in real estate, water supply and utilities, hardware and retail sales and is Chairman of the Board of Directors of Cecil Bancorp and its subsidiary, Cecil Federal Bank.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds expended in the purchase by Mr. Charles Sposato of 169,513 shares of common stock is $2,686,009.40 (including $101,151.60 for the purchase of 6,402 shares by Mr. Sposato's IRA). The entire amount of such funds was provided from Mr. Sposato's personal funds (including funds in his IRA). Mr. Sposato borrowed the $2,584,857.80 used to complete the purchase of shares outside of his IRA from the bank identified in the confidential correspondence included with this filing. Such loan is not secured by the shares purchased or other shares of Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting persons will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company, in open market transactions, in transactions directly with the Company, pursuant to the Company's dividend reinvestment and stock purchase plan, in private transactions, or otherwise. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of depository institution holding companies, and applicable restrictions relating to Mr. Charles Sposato's status as a director of the Company.

Mr. Charles Sposato is Chairman and a member of the Board of Directors of the Company. Except as indicated above, and except for periodic participation by Mr. Sposato in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Mr. Sposato's capacity as Chairman and a member of the Board of Directors of the Company, no reporting person has any present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 799,448 shares of common stock outstanding as of March 15, 2003, plus in the case of Mr. Sposato, 770 options to purchase common stock held by him which are currently exercisable or exercisable within 60 days of the date hereof.

As of the date of this filing, Mr. Sposato beneficially owns 229,635.4011, 20,697 shares held in Mr. Sposato's IRA and presently exercisable options to acquire 770 shares of common stock, or 28.7% of the outstanding shares.

As of the date of this filing, neither Mr. Anthony Sposato, Bay Ace Hardware, Inc., nor the Builder's Choice Profit Sharing Retirement Trust owns any shares of the issuer's common stock.

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CUSIP No. 149841108                                            Page 7 of 8 Pages
--------------------------------------------------------------------------------
During the 60 days immediately preceding the filing of this amendment, the following acquisitions of shares were effected:

                                     Number of Shares      Price per
   Date            Party                 Acquired            share                   Description
 -------      -------------------    ----------------     -----------     -------------------------------------
 3/31/03        Charles Sposato           4,050             $17.00        Acquisition of shares held by Bay
                                                                          Ace Hardware, a corporation wholly
                                                                          owned by Mr. Sposato.  Represents
                                                                          mere change in nature of beneficial
                                                                          ownership.

 3/28/03     Charles Sposato IRA         14,295               N/A         Distribution of shares held in
                                                                          Builder's Choice Profit Sharing
                                                                          Retirement Trust as a portion of
                                                                          Mr. Sposato's interest in the plan,
                                                                          upon his retirement as an officer
                                                                          and employee of Bay Ace Hardware,
                                                                          Inc.  Represents mere change in
                                                                          nature of beneficial ownership.

  3/4/03        Charles Sposato          20,000             $15.80        Private purchase from third party

  3/4/03        Charles Sposato         139,241             $15.80        Purchased in Company's private
                                                                          placement offering

  3/4/03     Charles Sposato (IRA)        6,402             $15.80        Purchased in Company's private
                                                                          placement offering

On March 28, 2003, the Builder's Choice Profit Sharing Retirement Trust distributed to Mr. Sposato's, through his IRA, 14,295 shares of common stock as part of a distribution payment of Mr. Sposato's interest in the plan, upon his retirement as an officer and employee of Bay Ace Hardware, Inc. For purposes of the distribution, the shares were valued at $17.00 per share.

On March 31, 2003, Bay Ace Hardware, Inc., a corporation wholly owned by Mr. Sposato, transferred to him, 4,050 shares, at $17.00 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Joint Filer Agreement, previously filed

                    [Remainder of page intentionally blank.]

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CUSIP No. 149841108                                            Page 8 of 8 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

March 31, 2003                       /s/ Charles F. Sposato
                                     ------------------------------
                                     Charles F. Sposato

March 31, 2003                       /s/ Anthony F. Sposato
                                     ------------------------------
                                     Anthony F. Sposato

March 31, 2003                       BUILDER'S CHOICE, INC. PROFIT SHARING TRUST

                                     By: /s/ Mark Saunders
                                         --------------------------
                                         Mark Saunders, Trustee

March 31, 2003                       BAY ACE HARDWARE, INC.

                                     By: /s/ Mark Saunders
                                         --------------------------
                                         Mark Saunders, President